FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-227176

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.30029520-8
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the information published in the Material Facts dated October 3, 2018 and October 26, 2018, and in the Notices to Shareholders dated November 13, 2018, December 10, 2018 and January 3, 2019, hereby informs its shareholders and the market of the following.

On October 26, 2018, the Company’s Board of Directors approved the conditions for the Company’s capital increase, through the private issuance of new common shares, in the total amount of R$4,000,000,000.00 (“Capital Increase – New Resources”). On November 13, 2018 and December 10, 2018, the Company disclosed Notices to Shareholders containing the terms, time periods and conditions of the Capital Increase – New Resources.

In accordance with the Notice to Shareholders dated January 3, 2019, the term for the subscribers who exercised their preemptive rights to pay the subscription price for the New Common Shares subscribed by them in the Capital Increase – New Resources, originally expected for January 4, 2019, was postponed until January 9, 2019.

As a result, the dates and terms subsequent to the payment of the New Common Shares, which were disclosed in the Notices to Shareholders dated November 13, 2018 and December 10, 2018, including the date on which shareholders will be notified in relation to their respective allocations of excess unsubscribed shares and the period to pay for such excess shares, have been adjusted, as set forth in the Annex to this Notice to Shareholders.

The Company further clarifies that the other terms and conditions of the Capital Increase – New Resources, including the term for the exercise of the preemptive rights, remain unchanged.

More detailed information about the Capital Increase – New Resources is available on the CVM website (http://www.cvm.gov.br/) or on B3’s website (http://www.bmfbovespa.com.br/en), or with the Company’s Investor Relations Department (http://ri.oi.com.br), at (21) 3131-2918 or by e-mail: invest@oi.net.br.

Rio de Janeiro, January 4, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Important Information

The offering of Common Shares and Common ADSs upon the exercise of preemptive rights is being made pursuant to an effective registration statement (including a prospectus) that has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement and other documents that Oi has filed with the SEC for more complete information about the company and the offering of Common Shares and Common ADSs upon the exercise of preemptive rights. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus if you request it by calling toll-free 1-800-628-8536.

Special Note regarding Forward-looking Statements:

This Notice to Shareholders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.

(Notice to Shareholders disclosed on November 13, 2018, updated pursuant to the terms of the Notices to Shareholders dated December 10, 2018, January 3, 2019 and January 4, 2019)

Oi S.A. - In Judicial Reorganization
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.30029520-8
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the information published in the Material Facts dated October 3, 2018 and October 26, 2018, in accordance with the approved and ratified Judicial Reorganization Plan of the Company (the “Plan”), hereby informs its shareholders and the market in general as follows:

On October 26, 2018, the Board of Directors of Oi approved the conditions for the Company’s capital increase, pursuant to the private issuance of new common shares in the amount of R$4,000,000,000.00 (“Capital Increase – New Resources”). On the same date, the Emergency Arbitrator in the arbitration proceeding initiated against the Company by its shareholder Bratel S.À.R.L. in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 suspended the effects of this approval, a decision that was reconsidered by the Emergency Arbitrator on November 6, 2018. As a result of the reversal of the suspension of the approval by the Board of Directors, Oi filed Amendment No. 2 to its Registration Statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2018, and the SEC declared the Registration Statement effective on November 13, 2018.

The Capital Increase – New Resources will occur by means of the issuance of 3,225,806,451 new common shares, nominative and without par value, with an issuance price of R$1.24 per share (“New Common Shares”).

Shareholders who hold common shares of the Company (“Common Shares”) and/or preferred shares of the Company (“Preferred Shares”), including the custodian under Oi’s American Depositary Receipt programs (the “ADS Custodian”) under which American Depositary Shares (“ADSs”) representing Common Shares (“Common ADSs”) and/or Preferred Shares (“Preferred ADS”) have been issued, will be granted preemptive rights to subscribe for the New Common Shares issued as a result of Capital Increase – New Resources, pursuant to Article 171 of Law No. 6,404/76, in accordance with the terms and conditions described below.

Any and all New Common Shares that remain unsubscribed following the exercise of the preemptive rights by holders of the Common Shares and/or Preferred Shares are expected to be subscribed for by the investors and fund managers (the “Backstop Investors”) party to the Subscription and Commitment Agreement dated December 19, 2017 (as amended, the “Commitment Agreement”), subject to the terms and conditions of the Commitment Agreement.

1.    Preemptive Rights

1.1.       Procedures for Exercising Preemptive Rights.

Shareholders holding Common Shares and/or Preferred Shares may subscribe for the New Common Shares issued in proportion to the number of Common Shares and/or Preferred Shares held at the end of the trading session on November 19, 2018, respecting the physical and financial settlement of the transactions carried out in the trading session that day. The exercise of preemptive rights shall be made in accordance with the procedures set forth by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and Banco do Brasil S.A. (“Banco do Brasil”), and in this Notice to Shareholders.

Preemptive rights may be exercised from the market opening on November 22, 2018 until the market closing on January 4, 2019, in accordance with the terms set forth by B3, Banco do Brasil, and the respective shareholder custody agents (“Preemptive Rights Exercise Period”).

The Common Shares and Preferred Shares will be traded ex-subscription right beginning on, and including, November 21, 2018. Therefore, shares acquired beginning on November 21, 2018 will not be entitled to preemptive rights in Capital Increase – New Resources.

In view of the total value of the Capital Increase – New Resources and the current shareholding structure of the Company, each one (1) Common Share and each one (1) Preferred Share will entitle its holder to subscribe for 1.333630 New Common Shares.

1.2.       Assignment of Preemptive Rights.

The preemptive rights to subscribe for the New Common Shares, including the preemptive rights granted to the ADS Custodian, may be freely assigned to third parties or to another shareholder(s) pursuant to Article 171, paragraph 6, of Law No. 6,404/76. The trading of preemptive rights in B3 will begin at the market opening on November 22, 2018 and will cease at the market closing on December 26, 2018, in accordance with the terms set forth by B3, Banco do Brasil, and the respective shareholder custody agents.

Shareholders who hold Common Shares and/or Preferred Shares must observe the procedures and terms set forth by B3, Banco do Brasil, and the respective custodian agents of the shareholders for the assignment of their preemptive rights.

The assignment of the right to subscribe for unsubscribed shares will be prohibited, except in the event that they are assigned together with the preemptive rights to subscribe for the New Common Shares.

1.3.       Procedures to Subscribe for Excess New Common Shares.

When exercising their preemptive rights, subscribers who wish to subscribe for New Common Shares that are not subscribed during the Preemptive Rights Exercise Period must manifest their intention to do so at the time of exercise of their respective preemptive rights on their respective subscription forms, indicating the maximum number of Excess New Common Shares they wish to subscribe, up to the total number of Excess New Common Shares available.

Shareholders must have available in their accounts with B3 the full subscription price related to the exercise of the preemptive right and the exercise of the right to subscribe the Excess New Common Shares, according to the procedure described below and as provided in the “Manual of Operational Procedures” of B3.

1.4.            Procedures related to the settlement of the New Common Shares, determination and settlement of the Excess New Common Shares.

Prior to the expiration of the Preemptive Rights Exercise Period, subscribers who exercise their preemptive rights will be required to pay the subscription price for the New Common Shares subscribed by them, subject to the procedures and deadlines established by B3, Banco do Brasil, and their respective shareholder custody agents.

Upon the termination of the Preemptive Rights Exercise Period and receipt of the results of the exercise of the preemptive right by the shareholders, the Company will determine the number of New Common Shares subscribed and the number of Excess New Common Shares and will allocate the Excess New Common Shares among the subscribers who manifested their intention to subscribe for Excess New Common Shares in their respective subscription forms.

If the total number of Excess New Common Shares requested (as indicated in the subscription forms) is equal to or less than the total number of Excess New Common Shares available, the subscribers who manifested an intention to subscribe for Excess New Common Shares will receive all of the Excess New Common Shares they requested.

If the total number of Excess New Common Shares requested (as indicated in the subscription forms) is greater than the total number of Excess New Common Shares available, shareholders who manifested an intention to subscribe for Excess New Common Shares will be allocated a portion of the Excess New Common requested by them determined based on a proration factor to be calculated as follows (the “Allocation of Excess New Common Shares”):

(i)                 the Company will calculate an individual proration factor for each holder of subscription rights that has express interest in subscribing for Excess New Common Shares in the respective subscription form, which should be equivalent to:

•           the total number of New Common Shares initially subscribed for during the Preemptive Rights Exercise Period by a particular holder of subscription rights (including the ADS Custodian), divided by

•           the sum of all New Common Shares initially subscribed during the Preemptive Rights Exercise Period by holders of subscription rights (including the ADS Custodian) that have expressed an interest in subscribing for Excess New Common Shares;

(ii)               the Company will then apply the individual proration factor for each holder of subscription rights by multiplying such proration factor by the number of Excess New Common Shares available.

If the Allocation of Excess New Common Shares described above results in a certain holder of subscription rights receiving a greater number of Excess New Common Shares than the number indicated in the respective subscription form, then such holder will be allocated only the number of Excess New Common Shares indicated in the respective subscription form and the Excess New Common Shares will be allocated among the other subscribers who requested Excess New Common Shares on the same pro rata basis described above (eliminating from the denominator of the proration factor the number of New Common Shares initially subscribed for by the shareholders who received all of the Excess New Common Shares they sought). This procedure will be repeated until the total number of Excess New Common Shares available have been allocated or all requests for Excess New Common Shares have been fulfilled, whichever occurs first.

On January 15, 2019, holders of preemptive rights who have manifested their intention to subscribe for Excess New Common Shares will be notified of their respective Allocation of Excess New Common Shares and will be called upon to pay for the Excess New Common Shares allocated to them. Such subscribers will have until January 18, 2019 to pay the subscription price for such Excess New Common Shares, in compliance with the terms established by B3, Banco do Brasil, and the respective custodian agents of the shareholders.

If the subscription price for the Excess New Common Shares allocated to any holder is not paid in full by the closing of the market on January 18, 2019, the number of Excess New Common Shares to be subscribed by such holder will be reduced to the largest number of Excess New Common Shares that can be acquired with the funds made available.

All Excess New Common Shares that are not allocated to holders of preemptive rights as described above (or for which payment of the subscription price is not made by the close of the market on January 18, 2019, including as a result of settlement failures) are expected to be subscribed by the Backstop Investors, subject to the terms and conditions of the Commitment Agreement.

1.5.       Rights of New Common Shares

The New Common Shares issued as a result of the Capital Increase – New Resources will grant to their holders the same rights, advantages and restrictions conferred by the other Common Shares issued by the Company, including receipt of dividends and/or interest on the shareholders’ equity declared by the Company from the date of its issuance.

The fractions of Common Shares resulting from the exercise of the preemptive rights, the exercise of the right to subscribe for Excess New Common Shares or the allocation of Excess New Common Shares will be disregarded.

1.6.       Documentation for the Subscription of New Common Shares and Excess New Common Shares.

Holders of preemptive rights under the custody of the Central Depository of B3 shall exercise their preemptive rights and manifest their intention to subscribe for Excess New Common Shares through their custody agents, in compliance with the terms stipulated by B3 and the conditions of this Notice to Shareholders.

Holders of preemptive rights under the custody of Banco do Brasil who wish to exercise their preemptive rights must present the following documents:

Individual: Identity Card and Individual Taxpayers’ Registry (CPF).

Legal Entity: original or certified copy of the bylaws and minutes of the election of the current board of directors or consolidated articles of association in force, registration card at the Corporate Taxpayers’ Registry (CNPJ), corporate documentation granting powers of representation and originals of the Identity Card and of the Individual Taxpayers’ Registry (CPF).

Representation by Power of Attorney: in such case, it will be necessary to present an original copy of a public instrument with specific powers to exercise the preemptive rights on behalf of the holders of Common Shares and/or Preferred Shares, accompanied by the aforementioned documents, as the case may be, of the grantor and of the attorney-in-fact.

The signing of the subscription form, even if carried out through a Power of Attorney, will represent an irrevocable and irreversible intention of the subscriber to acquire the New Common Shares subscribed, creating at the time of the subscription an irrevocable and irreversible obligation of the subscriber to pay for the New Common Shares allocated to such subscriber at the time of the subscription.

1.7.       Branches of Banco do Brasil

Holders of preemptive rights under the custody of Banco do Brasil may exercise their preemptive rights at any branch of Banco do Brasil, from November 22, 2018 until January 4, 2019, during the business hours of the branch.

1.8.       Credit for Subscription Certificates (Recibos de Subscrição) and New Common Shares.

The subscription certificates (recibos de subscrição) for the New Common Shares subscribed in the exercise of the preemptive rights in B3 will be available to the subscribers on January 9, 2019. The subscription certificates for Excess New Common Shares allocated to holders in B3 will be available to subscribers on January 18, 2019.

The New Common Shares issued will be credited to their respective holders within three (3) business days after the Board of Directors’ meetings which will be called to ratify the issuance of (i) the New Common Shares issued as a result of the exercise of the preemptive rights by the holders, expected to take place on January 11, 2019, and (ii) the Excess New Common Shares, expected to take place on January 21, 2019.

2.      Additional Information.

More detailed information on the Capital Increase – New Resources, including information of Appendix 30 – XXXII of CVM Instruction No. 480/09 are available at the CVM website (http://www.cvm.gov.br) or from B3 (http://www.bmfbovespa.com.br/en), or with the Company’s Investor Relations Department (http://ri.oi.com.br), at (21) 3131-2918 or by e mail: invest@oi.net.br.

Rio de Janeiro, November 13, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Important Information

The offering of Common Shares upon the exercise of preemptive rights is being made pursuant to an effective registration statement (including a prospectus) that has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement and other documents that Oi has filed with the SEC for more complete information about the company and the offering of Common Shares upon the exercise of preemptive rights. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus if you request it by calling toll-free 1-800-628-8536.

Special Note regarding Forward-looking Statements:

This Notice to Shareholders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.